SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby informs its shareholders and the market in general that it has received, on this date, correspondence from the shareholder Petróleo Brasileiro S.A. – Petrobras regarding the update of negotiations related to the Company as detailed below:

“ Dear Sirs,

In light of the progress of negotiations related to Braskem and aiming to expedite the necessary authorization processes, Petrobras informs that the Shine I Fundo De Investimento em Direitos Creditórios de Responsabilidade Limitada (FIDC) submitted the potential transaction today to the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), with Petrobras acting as a consenting intervenor in the process, considering the terms of a potential new Shareholders' Agreement, which are still subject to approval by Petrobras’ deliberative bodies.

It is worth noting that Petrobras’ commitment to the possible new Braskem Shareholders' Agreement depends on the conclusion of the final terms of the potential transaction, the analysis of its pre-emptive and tag-along rights according to the current agreement, as well as the necessary internal approval.

The progress of the negotiations does not affect Petrobras' rights, which will continue monitoring and evaluating the effects of the potential transaction in order to decide, if applicable and at the appropriate time, whether to exercise its rights under the current Shareholders' Agreement or to enter into a new agreement, when appropriate.

Petrobras reinforces that any final decision will follow governance practices, applicable internal procedures, and any necessary approvals from regulatory bodies, and will be timely noticed to the market.”

Braskem will keep the market informed of any material developments on this matter, in compliance with applicable laws.

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Additional information can be obtained from the Investor Relations Department by calling +55 11 3576-9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, December 23 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.